ABN AMRO CAPITAL MARKETS (USA) LLC

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

December 31, 2024

(With Agreed-Upon Procedures Report of Independent
Registered Public Accounting Firm)

 

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 0000
ey.com

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**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of ABN AMRO Capital Markets (USA) LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of ABN AMRO Capital Markets (USA) LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the form of a bank statement.

   No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the period November 7, 2023 through December 31, 2024, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024.

   We performed the procedure and identified a $208,185 difference in total revenues on the annual audited report Form X-17A-5 Part III for the period November 7, 2023 through December 31, 2024 compared with the total revenue amounts reported in Form SIPC-7 for the year-ended December 31, 2024.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

    No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, any differences when performing procedures over the accompanying Form SIPC-7 that are less than $1, due to the SIPC online portal truncating cents resulting in rounding down to the nearest dollar, were considered minor and were not included in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

New York, NY
February 28, 2025

ABN AMRO CAPITAL MARKETS (USA) LLC

Schedule of General Assessment Reconciliation
to the Securities Investor Protection Corporation

Year ended December 31, 2024

Total revenue (FOCUS Line 12/Part IIa Line 9)	$ 4,200,929
Additions:	
Net loss from securities in investment accounts	-
Interest and dividend expense	-
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies insurance company separate accounts, and from transaction in securities futures products.	-
Revenues from commodity transactions	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	-
Net gain from securities in investment accounts	-
Other revenue not related either directly or indirectly to the securities business	-
Total interest and dividends expense	-
SIPC Net operation revenues	4,200,929
General Assessment @.0015	6,301
Less payment made with SIPC-6 filed	(2,427)
Less Prior overpayment applied	(4)
Assessment balance due or (overpayment)	$ 3,870